March 29, 2010 Via EDGAR and Federal Express
ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WI  53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER’S DIRECT LINE
414.297.5662
sbarth@foley.com EMAIL

CLIENT/MATTER NUMBER
052560-0206

Ms. Sonia Barros Special Counsel Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549-7010

Re:	The Marcus Corporation
Form 10-K for Fiscal Year Ended May 28, 2009
Filed August 11, 2009
Definitive 14A
Filed September 4, 2009
File No. 001-12604

Dear Ms. Barros:

On behalf of our client, The Marcus Corporation, a Wisconsin corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated March 19, 2010 (the “Comment Letter”), with respect to the above-referenced filings.  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Company’s responses (in regular type).

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 11

Total Compensation, page 14

1.
You disclose that for fiscal 2009, the total direct compensation (i.e., salary and annual cash bonus) paid to your named executive officers generally fell between the 50th and 75th percentile of the total direct compensation amounts paid to executives holding equivalent positions at your surveyed group of benchmarked sectors and that in establishing these relative levels of compensation, your compensation committee believed that this relative level of total direct compensation reflected the highly experienced nature of your senior executive team and was consistent with our corporate financial performance, the individual performance of your named executive officers and your prior shareholder return.  Please provide further disclosure regarding how your corporate performance and your prior shareholder return relate to your compensation committee’s decision to pay your named executive officers direct compensation that generally fell between the 50th and 75th percentile of the total direct compensation amounts paid to executives holding equivalent positions at your surveyed group of benchmarked sectors.  For example, did your corporate performance and your prior shareholder return generally fall between the 50th and 75th percentile of your surveyed group of benchmarked sectors?  Please provide this disclosure in future filings and tell us how you plan to comply.

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Sonia Barros
March 29, 2010

The Company will attempt to comply with the Staff’s comment in its future annual shareholder meeting proxy statements to the extent, if any, that the Company’s Compensation Committee considers the Company’s relative corporate performance and/or shareholder return in comparison to its surveyed group of benchmarked sectors or other peer groups or indices.  In the past, the Company’s Compensation Committee has not specifically considered these metrics in comparison to such other groups or indices in determining the total compensation levels of its named executive officers.  If the Company’s Compensation Committee continues its historical practice, then the Company will include disclosure reflecting this practice in its future proxy statements.

2.
Please explain the reasons that your compensation committee for fiscal 2009 tried to equate the relative level of long-term incentive awards to approximately 50% to 90% of each officer’s base salary.  Please provide this disclosure in future filings and tell us how you plan to comply.

The Company will attempt to comply with the Staff’s comment in its future annual shareholder meeting proxy statements.  Because the Company already includes disclosure that is otherwise significantly responsive to the Staff’s comment in various paragraphs under the subheading “Long-Term Incentive Awards” in its 2009 proxy statement, in its future annual meeting proxy statements, the Company will add a specific cross-reference to such additional explanatory disclosure under this “Total Compensation” subheading.  Moreover, the Company will attempt to further link the Compensation Committee’s assessment of the various factors specified under “Long-Term Incentive Awards” with the specific percentage of salary levels of long-term incentive awards granted to its named executive officers.

Elements of Compensation, Page 15

3.
We note your disclosure of what factors you consider when evaluating and adjusting the salaries of your named executive officer.  On an individual basis, please more specifically explain why for fiscal 2009, Douglas A Neis, Bruce J. Olson, William J. Otto and Thomas F. Kissinger received increases of 11.1%, 8.0%, 6.7% and 14.3%, respectively, in their base salaries.  For example, what factors led to Mr. Kissinger receiving a 14.3% increase in base salary while Mr. Otto received only a 6.7% increase in base salary?  Please provide similar disclosure for fiscal 2010.  Please provide this disclosure in future filings and tell us how you plan to comply.

The Company will attempt to comply with the Staff’s comment in its future annual shareholder meeting proxy statements.  With respect to the differential fiscal 2009 base salary increases for the Company’s named executive officers, the differences were largely the result of aligning each named executive officer’s fiscal 2009 base salary to the corresponding salary range of their respective benchmarked counterpart, as well as the Compensation Committee’s subjective consideration of the other factors described under this subheading.  We also respectfully direct the Staff to the Company’s description of the substantially reduced base salary increases, or unchanged base salaries, provided to its named executive officers for fiscal 2010, and the reasons therefor, disclosed in the paragraph following the one cited by the Staff in this comment.

*   *   *   *   *

Ms. Sonia Barros
March 29, 2010

Additionally, as requested, we are also enclosing with this response letter a letter from the Company executed by its Chief Financial Officer and Treasurer acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (414) 297-5662 or Thomas F. Kissinger, the Company’s Vice President, General Counsel and Secretary, at (414) 905-1390.

Very truly yours,

/s/ Steven R. Barth

Steven R. Barth

Enclosure

cc:	Douglas Neis – The Marcus Corporation
Thomas Kissinger – The Marcus Corporation

The Marcus Corporation
100 East Wisconsin Avenue, Suite 1900
Milwaukee, WI  53202-4125

March 29, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549-7010

Re:	The Marcus Corporation
Form 10-K for Fiscal Year Ended May 28, 2009
Filed August 11, 2009
Definitive 14A
Filed September 4, 2009
File No. 001-12604

Ladies and Gentlemen:

The Marcus Corporation (the “Company”), in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated March 19, 2010 with respect to the above-referenced filings, hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE MARCUS CORPORATION

By:	/s/ Douglas A Neis
Douglas A. Neis
Chief Financial Officer and Treasurer